December 18, 2009
Via Fax (703-813-6967) and Edgar
Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Re:	Image Entertainment, Inc. Form 10-K for the year ended March 31, 2009 Filed June 29, 2009 File No. 000-11071
Dear Ms. Cvrkel:
By letter dated December 8, 2009, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Image Entertainment, Inc. (the “Company”), in connection with its review of our annual report on Form 10-K for the fiscal year ended March 31, 2009, the staff advised that we should revise our future filings in response to its comments and requested a response to such comments. We are responding to the comment letter in the following numbered paragraphs, which correspond to the paragraph numbers in the comment letter.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-Q for the quarter ended September 30, 2009
Balance Sheets
1.	We note that your accounts receivable balance has increased from March 31, 2009 to September 30, 2009, however your allowance for doubtful accounts has decreased and a benefit of $1.4 million was recognized in the allowance for doubtful accounts for the six months ended September 30, 2009. Please explain to us why you were able to recognize a benefit to the allowance for doubtful accounts during 2009 and why you believe that the accounts receivable balance is appropriately recorded at September 30, 2009.

Securities and Exchange Commission
December 18, 2009

RESPONSE:
The Staff’s comment states that our “allowance for doubtful accounts has decreased...” It is important to note that the balance sheet caption “Accounts receivable, net of allowances” contains not only the allowance for doubtful accounts but also the allowance for sales returns and other credits. We were able to recognize a benefit to the allowance accounts during 2009 due to a decrease in reserve for estimated future product returns and credits as our trailing sales base decreased and actual return credits from April 2009 through September 2009 were recorded as a reduction of sales during that period. During the six months from April 2009 through September 2009, we reduced reported sales by actual product returns received. Our sales return reserve analysis is used to estimate the amount of product return credits we expect to receive in the future based on past sales. The sales return reserve is reviewed on a quarterly basis by title and adjusted up or down based on actual historical sales, customer mix and point-of-sale report analysis.
The $1.4 million decrease was primarily due to: (1) a $4.2 million decrease in the sales return base that resulted in a $880,000 decrease in the sales return reserve; (2) a $365,000 decrease in additional specific reserves by title based on known future product returns (subsequent review, product return authorizations and customer account executive estimates); (3) a decrease in non-exclusive sales that resulted in a $119,000 decrease in sales return reserve; and (4) a $170,000 decrease in sales administrative credits due to the decrease in the sales return base.
We believe that we are able to reasonably estimate the sales return reserve based on the analysis performed. We reviewed the historical sales by title and customer, utilized third party and customer point-of-sale analysis, and conducted internal discussions with customer sales representatives. As a result of our detailed sales returns analysis and review of specific customers outstanding, accounts receivable balances in relation to financial strength, buying habits and payment history, we believe the net balance of our accounts receivable at September 30, 2009 is collectible and appropriately recorded.
Note 9. Long-Term Debt
2.	We note your disclosure that the difference in the fair value of the derivatives, impacted by the amendment, at July 30, 2009 (immediately prior to the amendment) and the fair value at July 30, 2009 (immediately after the amendment) resulted in a gain on extinguishment of $1,108,000. Please explain to us the nature of the differences in the derivatives before and after the amendment and tell us the reason that a gain was recognized. As part of your response, please explain to us the assumptions used to fair value the derivatives both before and after the amendment. Also, please tell us how the embedded derivative liability balance of $1,104,000 at September 30, 2009 was calculated or determined.

Securities and Exchange Commission
December 18, 2009

RESPONSE:
Please explain the nature of the differences in the derivatives before and after the amendment.
The fair value of the embedded (bifurcated) derivatives significantly changed as a result of the amendment.
•	The redemption rights derivative upon a change of control changed as follows: (i) the 120% put held by the holder of the note was amended to a 100% put (no 20% premium); and (ii) our 125% call was amended to a 105% call (no 20% premium).

•	The installment payments derivative changed as follows: (i) the original note provided for potential principal installment payments which may be requested by the holder of the original note in an amount up to $4 million (plus accrued interest) on July 30, 2009, January 30, 2010, July 30, 2010, January 30, 2011 and July 30, 2011; and (ii) the amended note provided for potential principal installment payments which may be requested by the holder of the amended note in an amount up to $4 million (plus accrued interest) on October 30, 2009 (which date may be deferred under certain circumstances to November 30, 2009), January 30, 2010, January 30, 2011 and July 30, 2011. Subsequent to September 30, 2009, the October 30, 2009 installment date was amended to be December 14, 2009. Additionally, the outstanding principal amount of the note increased from $13 million to $15.7 million.
Please explain the reason that a gain was recognized.
The changes in the debt terms were substantial such that recognition of an extinguishment gain or loss by the debtor was required. Fair value of the derivatives at July 30, 2009, immediately prior to the amendment, was compared with the fair value at June 30, 2009, with the resulting difference recorded as other non-operating income or expense. The resulting difference between the fair value on July 30, 2009, immediately prior to the amendment and immediately after the amendment, was recorded as a gain or loss on extinguishment.
The installment provision liability had a pre-amendment fair value (“FV”) of $1,543,000 at July 30, 2009 and a post-amendment FV of $1,163,000 at July 30, 2009. The resulting $380,000 difference was recorded as a gain on extinguishment (netting against the bigger loss on extinguishment).
•	The put redemption liability had a pre-amendment FV of $677,000 and a post-amendment FV of $0. The resulting $677,000 difference was recorded as a gain on extinguishment and netted against the loss on extinguishment.

•	The call redemption asset had a pre-amendment FV of $53,000 and a post-amendment FV of $14,000. The resulting $39,000 difference was recorded as a loss on extinguishment.
The change in FV of the amended note from the original note resulted in a loss on extinguishment of debt totaling $3,199,000. The above noted derivative gains and loss on extinguishment net the overall loss to the reported $2,181,000 at September 30, 2009.

Securities and Exchange Commission
December 18, 2009

Please explain the assumptions used to fair value the derivatives before and after the amendment.
We used an independent third-party valuation firm to assist us in our calculation of the fair value of the derivatives for each quarterly period reported on.
Valuation of Our Option to Call the Original Note and the Amended Note
Call Option Associated with the Original Note
If the acquiring company was privately held, we possessed the right to call the original note from the holder at the time of a change of control. Specifically, we possessed the option to call the note at the greater of (1) 125% of par; and (2) the ratio of the stock purchase price to the conversion price ($4.25) times the conversion amount. We had 20 trading days after the consummation of the change of control to exercise our option to call the original note. Based on the terms specified in the original note, we possessed the right to call the note from the holder at a 25% premium over par (or a potentially higher amount depending on our stock price at the time of a change of control).
We framed the analysis of the call in terms of an option. Specifically, we assumed that the strike price would be the price at which we would call the original note. At a conversion price of $4.25 per share, the original note was equivalent to 3.1 million shares of common stock. Adding the premium of $3.25 million to the par value of the original note, we arrived at a strike price of $16.25 million for the original note. Dividing by 3.1 million shares, we arrived at a price of $5.31 per share. Up to and including this price, we would not exercise the option because the value paid to the holder would be greater than the stock purchase price. Beyond this price, however, we would likely exercise the option in order to eliminate the upside value to the holder inherent in the conversion feature of the note.
We believe the call has significance even in a circumstance in which the price at the change of control is less than $5.31 per share in that it allows us to consolidate our capital structure thereby increasing the likelihood that a proposed transaction will successfully close.
A summary of key inputs used in our analysis is presented below.
•	Term is equivalent to 2.08 years;

•	Volatility equal to 135.0%;

•	Risk-free rate equal to 1.24%;

•	Price is the July 30, 2009 closing stock price of $0.83; and

•	Strike price is $5.31, $5.50, or $6.00 per share (discussed below).
We applied the Black-Scholes model using three scenarios. The scenarios differed only in the application of the strike price, which was adjusted to reflect likely stock purchase prices at the time of a change of control. Because the option would likely not be exercised below $5.31 per share, we selected this figure as the low end of the range. We considered $6.00 per share to be the high end of the range. We selected $5.50 per share as a third possibility of a stock purchase price. The fair value of the call option ranged from $0.27 to $0.28. To arrive

Securities and Exchange Commission
December 18, 2009

at a total value of the calls, we considered the relative number of shares subject to the premium. The premium is equal to $3.25 million. Dividing this amount by $4.25, we arrived at total shares subject to the option of 764,706. Multiplying this amount by per share amounts, we arrive at a total value of calls in the range of approximately $202,924 to $216,230. We placed more emphasis on the low end of the stock price range given the July 30, 2009 closing stock price. The weighted average call option price is best represented in the amount of $212,000. We applied a 25% probability to the occurrence of a change of control, given our two consecutive terminated merger transactions. Applying this probability to the $212,000 figure resulted in a fair value of the call option in the amount of $53,000.
Call Option Associated with the Amended Note
If the acquiring company is private, we possess the right to call the amended note from the holder at the time of a change of control. Specifically, we possess the option to call the amended note at the greater of (1) 105% of par; and (2) the ratio of the stock purchase price to the conversion price ($4.25) times the conversion amount. We have 20 trading days after consummation of the change of control to exercise our option to call the amended note. Based on the terms specified in the amended note, we possess the right to call the amended note from the holder at a 5% premium over par (or a potentially higher amount depending on our stock price at the time of a change of control).
We framed the analysis of the call in terms of an option. Specifically, we assumed that the strike price would be the price at which we would call the amended note. At a conversion price of $4.25 per share, the amended note is equivalent to 3.7 million shares of common stock. Adding the premium of $785,040 to the par value of the amended note, we arrive at the amended note’s strike price of $16.49 million. Dividing by 3.7 million shares, we arrive at a price of $4.46 per share. Up to and including this price, we would not exercise the option because the value paid to the holder would be greater than the stock purchase price. Beyond this price, however, we would likely exercise the option in order to eliminate the upside value to the holder inherent in the conversion feature of the amended note.
A summary of key inputs used in our analysis is presented below.
•	Term is equivalent to 2.08 years;

•	Volatility equal to 135.0%;

•	Risk-free rate equal to 1.24%;

•	Price is the July 30, 2009 closing stock price of $0.83; and

•	Strike price is $4.46, $5.00, or $5.50 per share (discussed below).
We applied the Black-Scholes model using three scenarios. The scenarios differed only in the application of the strike price, which was adjusted to reflect likely stock purchase prices at the time of a change of control. Because the option would likely not be exercised below $4.46 per share, we selected this figure as the low end of the range. We considered $5.50 per share to be the high end of the range. We selected $5.00 per share as a third possibility of a stock purchase price. The fair value of the call option ranged from $0.28 to $0.31. To arrive at a total value of the calls, we considered the relative number of shares subject to the

Securities and Exchange Commission
December 18, 2009

premium. The premium is equal to $785,040. Dividing this amount by $4.25, we arrive at total shares subject to the option of 184,715. Multiplying this amount by per share amounts, we arrive at a total value of calls in the range of approximately $51,298 to $56,925. We placed more emphasis on the low end of the stock price range given the July 30, 2009 closing stock price. The weighted average call option price is best represented in the amount of $55,000. The same 25% change of control probability noted above for the original note was applied to the $55,000 figure to arrive at a fair value of the call option in the amount of $13,750.
Valuation of the Holder’s Option to Put the Original Note and the Amended Note
Put Option Associated with the Original Note
The holder of the original note (at the time of the change of control) possessed the option to put the note to us at the greater of (1) 120% of par; and (2) the ratio of the stock purchase price to the conversion price ($4.25) times the conversion amount. The holder had 20 trading days after the consummation of the change of control to redeem all or any portion of the original note. Based on the terms specified in the original note, the holder possessed the right to put the note to us at a 20% premium over par (or a potentially higher amount depending on our stock price at the time of a change of control).
We framed the analysis of the put in terms of an option. Specifically, we assumed that the strike price would be the price at which the holder would convert the original note. At a conversion price of $4.25 per share, the original note was equivalent to 3.1 million shares. Adding the premium of $2.6 million to the par value of the original note, we arrived at a note strike price of $15.7 million. Dividing by 3.1 million shares, we arrived at a price of $5.10 per share. Up to and including this price, the holder would exercise the option because the value received is greater than the stock purchase price. Beyond this price, however, the holder may or may not exercise because of the convertibility feature of the note. In other words, the holder may retain the note to exercise the conversion features at a future date and receive greater value.
A summary of key inputs used in our analysis is presented below.
•	Term is equivalent to 2.08 years;

•	Volatility equal to 135.0%;

•	Risk-free rate equal to 1.24%;

•	Price is the July 30, 2009 closing stock price of $0.83; and

•	Strike price is $5.10 per share or the price guaranteed at a change of control.
By using the Black-Scholes model, we arrived at a fair value of a put option of $4.43 per share. To arrive at a total value of the puts, we considered the relative number of shares subject to the premium. The premium was equal to $2.6 million. Dividing this amount by $4.25 per share, we arrived at 611,765 shares that are subject to the put option. We believe the probability of a change of control to be 25% for the reasons previously discussed. By multiplying the number of shares subject to the option with the fair value of one put option, and the probability of a change of control, we arrived at a value of $677,000 for the put option embedded in the original note.

Securities and Exchange Commission
December 18, 2009

Put Option Associated with the Amended Note
The holder of the amended note would (at the time of the change of control) possess the option to put the note to us at the greater of (1) 100% of par; and (2) the ratio of the stock purchase price to the conversion price ($4.25) times the conversion amount. The holder has 20 trading days after the consummation of the change of control to redeem all or any portion of the amended note. Based on the terms specified in the amended note, the holder possesses the right to put the amended note to us at par value with no premium (or a potentially higher amount depending on our stock price at time of a change of control).
We framed the analysis of this put in terms of an option. Specifically, we assumed that the strike price would be the price at which the holder would convert the amended note. At a conversion price of $4.25 per share, the amended note is equivalent to 3.7 million shares. The strike price of this option in the amended note remains at $15.7 million, or the par value, due to the absence of a premium. Dividing by 3.7 million shares, we arrive at a strike price of $4.25 per share. Up to and including this price, the holder would exercise the option because the value received is greater than the stock purchase price. Beyond this price, however, the holder may or may not exercise because of the convertibility feature of the amended note. In other words, the holder may retain the amended note to exercise the conversion features at a future date and receive greater value.
A summary of key inputs is presented below.
•	Term is equivalent to 2.08 years;

•	Volatility equal to 135.0%;

•	Risk-free rate equal to 1.24%;

•	Price is the July 30, 2009 closing stock price of $0.83; and

•	Strike price is $4.25 per share or the price guaranteed at a change of control.
By using the Black-Scholes model, we arrived at a fair value of a put option of $3.63 per share. To arrive at a total value of the puts, we considered the relative number of shares subject to the premium. In this case, due to the absence of a premium, there are no shares that can be subject to the put option. Thus, the put option embedded in the amended note has a fair value of $0.
Valuation of Installment Payment Rights/Mandatory Conversion Provisions
According to the terms of the original note and the amended note, the holder possesses an option to redeem up to $4 million in principal plus accrued interest. The specific dates on which this redemption could occur under the original note were July 30, 2009, January 30, 2010, July 30, 2010, January 30, 2011, and July 30, 2011. The specific dates on which this redemption can occur for the amended note are October 30, 2009, January 30, 2010, January 30, 2011, and July 30, 2011. We hold the right to force conversion of the note if our stock price is greater than $7.65 per share for 20 consecutive trading days.

Securities and Exchange Commission
December 18, 2009

To gauge the impact of the installment payment provision, in each of the cases, we generated discounted cash flow analyses using two scenarios. The first scenario assumes that redemption occurs and the debt is refinanced while the second assumes that redemption does not occur. The difference between the present values of cash flows is considered a reasonable estimate of the impact of redemption and therefore a reasonable estimate of the fair value of the provision. Given the presence of net operating loss (“NOL”) carryforwards, we did not include a tax benefit from projected interest expense in either scenario.
The first scenario assumes that we are therefore forced to redeem principal installments of $4 million (plus accrued interest). Accordingly, the debt is refinanced through the issuance of debt and/or equity at the estimated cost of equity of 16.0%. The cash flow analysis related to the original debt reflects interest expense payments, note issuance, and redemption payments. The cash flow analysis related to the refinanced debt reflects bond issuance, bond repayment, and interest expense, which are then discounted to present value.
The second scenario assumes a stock price of less than $7.65. This scenario assumes that neither the installment payment provision nor the forced conversion is triggered. We forecasted cash flows based upon bond issuance, bond repayment, and interest expense, and then discounted the cash flows to present value.
For the original note, the total present value of the discounted cash flows according to the first scenario is $14,679,854. The total present value of the discounted cash flows according to the second scenario is $13,136,513, resulting in a shortfall of $1,543,000.
For the amended note, the total present value of the discounted cash flows according to the first scenario is $17,058,161. The total present value of the discounted cash flows according to the second scenario is $15,894,783, resulting in a shortfall of $1,163,000.
How was the embedded derivatives balance of $1,104,000 at September 30, 2009 calculated?
Summary
The net liability on the books at September 30, 2009 was $1,104,000. This amount was calculated by taking the FV of the installment provision derivative liability (as discussed below) less the FV of our call derivative asset (as discussed below).
Valuation of the Holder’s Option to Put the Amended Note
The holder of the amended note would (at the time of the change of control) possess the option to put the amended note to us at the greater of (1) 100% of par; and (2) the ratio of the stock purchase price to the conversion price ($4.25) times the conversion amount. The holder has 20 trading days after the consummation of the change of control to redeem all or any portion of the amended note. Based on the terms specified in the amended note, the holder possesses the right to put the amended note to us at par value with no premium (or a potentially higher amount depending on our stock price at the time of a change of control).

Securities and Exchange Commission
December 18, 2009

We framed the analysis of this put in terms of an option. Specifically, we assumed that the strike price would be the price at which the holder would convert the amended note. At a conversion price of $4.25 per share, the amended note is equivalent to 3.7 million shares. The strike price of this option in the amended note remains at $15.7 million, or the par value, due to the absence of a premium. Dividing by 3.7 million shares, we arrive at a strike price of $4.25 per share. Up to and including this price, the holder would exercise the option because the value received is greater than the stock purchase price. Beyond this price, however, the holder may or may not exercise because of the convertibility feature of the amended note. In other words, the holder may retain the amended note to exercise the conversion features at a future date and receive greater value.
A summary of key inputs used in our analysis is presented below.
•	Term is equivalent to 1.92 years;

•	Volatility equal to 139.0%;

•	Risk-free rate equal to 0.93%;

•	Price is the September 30, 2009 closing stock price of $0.85; and

•	Strike price is $4.25 per share or the price guaranteed at a change of control.
By using the Black-Scholes model, we arrived at a fair value of a put option of $3.64 per share. To arrive at a total value of the puts, we considered the relative number of shares subject to the premium. In this case, due to the absence of a premium, there are no shares that can be subject to the put option. Thus, the put option embedded in the amended note has a fair value of $0.
Valuation of Our Option to Call the Amended Note
If the acquiring company is private, we possess the right to call the amended note from the holder at the time of a change of control. Specifically, we possess the option to call the amended note at the greater of (1) 105% of par; and (2) the ratio of the stock purchase price to the conversion price ($4.25) times the conversion amount. We have 20 trading days after consummation of the change of control to exercise our option to call the amended note. Based on the terms specified in the amended note, we possess the right to call the amended note from the holder at a 5% premium over par (or a potentially higher amount depending on our stock price at the time of a change of control).
We framed the analysis of the call in terms of an option. Specifically, we assumed that the strike price would be the price at which we would call the amended note. At a conversion price of $4.25 per share, the amended note is equivalent to 3.7 million shares. Adding the premium of $785,040 to the par value of the amended note, we arrive at a strike price for the amended note of $16.49 million. Dividing by 3.7 million shares, we arrive at a price of $4.46 per share. Up to and including this price, we would not exercise the option because the value paid to the holder would be greater than the stock purchase price. Beyond this price, however, we would likely exercise the option in order to eliminate the upside value to the holder inherent in the conversion feature of the amended note.

Securities and Exchange Commission
December 18, 2009

We believe the call has significance even in a circumstance in which the price at the change of control is less than $4.46 per share in that it allows us to consolidate our capital structure thereby increasing the likelihood that a proposed transaction will successfully close.
A summary of key inputs used in our analysis is presented below.
•	Term is equivalent to 1.92 years;

•	Volatility equal to 139.0%;

•	Risk-free rate equal to 0.93%;

•	Price is the September 30, 2009 closing stock price of $0.85; and

•	Strike price is $4.46, $5.00, or $5.50 per share (discussed below).
We applied the Black-Scholes model using three scenarios. The scenarios differed only in the application of the strike price, which was adjusted to reflect likely stock purchase prices at the time of a change of control. Because the option would likely not be exercised below $4.46 per share, we selected this figure as the low end of the range. Based on our analysis of the Company and discussions with management, we considered $5.50 to be the high end of the range. We selected $5.00 as a third possibility of a stock purchase price. The fair value of the call option ranged from $0.28 to $0.31 per share. To arrive at a total value of the calls, we considered the relative number of shares subject to the premium. The premium is equal to $785,040. Dividing this amount b y $4.25 per share, we arrive at total shares subject to the option of 184,715. Multiplying this amount by per share amounts, we arrive at a total value of calls in the range of approximately $51,354 to $57,143. We placed more emphasis on the low end of the stock price range given the September 30, 2009 closing stock price. The weighted average call option price is best represented in the amount of $55,000.
We applied a 25% probability to a change of control for the reasons previously discussed. Applying this 25% probability to the $55,000 figure we arrived at a fair value of the call option in the amount of $13,750.
Valuation of Installment Rights/Mandatory Conversion Provisions
According to the terms of the original note and the amended note, the holder possesses an option to redeem up to $4 million in principal plus accrued interest. The specific dates on which such redemption can occur for the amended note are October 30, 2009, January 30, 2010, January 30, 2011, and July 30, 2011. We hold the right to force conversion of the amended note if our stock price is greater than $7.65 per share for 20 consecutive trading days.
Because these provisions are offsetting, we considered them in aggregate. To gauge the financial reporting impact of these provisions, we considered the potential liability associated with the installment payment provision.

Securities and Exchange Commission
December 18, 2009

To gauge the impact of the installment payment provision, we generated a discounted cash flow analysis using two scenarios. The first scenario assumes that redemption occurs and the debt is refinanced while the second assumes that redemption does not occur. The difference between the present value of cash flows is considered a reasonable estimate of the impact of redemption and therefore a reasonable estimate of the fair value of the provision. Given the presence of NOL carryforwards, we did not include a tax benefit from projected interest expense in either scenario.
The first scenario assumes that we are forced to redeem principal installments of $4 million (plus accrued interest). Accordingly, the debt is refinanced through the issuance of debt and/or equity at the estimated cost of equity of 16.0%. The cash flow analysis related to the original debt reflects interest expense payments, note issuance, and redemption payments. The cash flow analysis related to the refinanced debt reflects bond issuance, bond repayment, and interest expense, which are then discounted to present value.
The second scenario assumes a stock price of less than $7.65. This scenario assumes that neither the installment payment provision nor the forced conversion is triggered. We forecasted cash flows based upon bond issuance, bond repayment, and interest expense, and then discounted the cash flows to present value.
To estimate the impact of the installment payment provision, we compared the results of the two discounted cash flow analyses. Deducting the present value in the first scenario from that of the second results in an implied cash liability to the Company of $1,118,000. The fair value of the installment payment provision is therefore reasonably represented by the amount of $1,118,000.
If you have any questions or comments concerning the foregoing, please feel free to contact me directly at (818) 534-9299.
Sincerely,
/s/ JEFF M. FRAMER
Jeff M. Framer
President and Chief Financial Officer
JMF:dam

cc:	Claire Erlanger, SEC Division of Corporate Finance Michelle Lacko, SEC Division of Corporate Finance Michael B. Bayer, Esq.